EXHIBIT 99.62

September 9, 2011

To each of the Holders named in those certain Waiver,
Amendment  and Exchange Agreements dated as
of September 9, 2011 with Ener1, Inc.

Dear Sirs,

Each of the undersigned hereby delivers this Letter Agreement in connection with the above Waiver, Amendment and Exchange Agreements dated as of September 9, 2011 (collectively, the “Waiver Agreement”) with Ener1, Inc. (the “Company”) and agrees that (i) neither of the undersigned will exercise, in whole or in part, any of the warrants beneficially owned by them as of the date hereof to purchase Common Stock (as defined below) and (ii) neither it nor anyone acting on its behalf or any purported assignee thereof will convert, in whole or in part, any of the indebtedness (i.e., principal and interest) outstanding and payable by the Company to Bzinfin S.A. under their existing line of credit into shares of the Company’s common stock, par value $0.01 (the “Common Stock”), until such time as the Company has amended its charter to increase the authorized Common Stock from 300,000,000 shares to 430,000,000 shares (the “Charter Amendment”).

Notwithstanding anything to the contrary set forth herein, this Letter Agreement (including the obligations of the undersigned specified therein) shall become null and void upon the earliest of (x) the effective date of the Charter Amendment, (y) the date on which the Exchanged Notes and the Exchanged Warrants cease to be outstanding as a result of conversion or otherwise or (z) the date of termination of the Waiver Agreement without consummation of the transactions contemplated thereby.

All capitalized terms used in this Letter Agreement, but not otherwise defined herein, shall have the meanings ascribed to them in the Waiver Agreement. Each of the undersigned’s obligations under this Letter Agreement are several and not joint. This Letter Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written understandings and agreements between the parties hereto with respect to the subject matter hereof. This Letter Agreement may be executed and delivered (by facsimile, e-mail or other electronic transmission) in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. This Letter Agreement shall be governed by and construed under the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City and County of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.

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If the foregoing correctly sets forth our understanding, please countersign this Letter Agreement as the authorized agent of the Holders under the Waiver Agreement in the space provided below and return a countersigned copy to us by e-mail (acastano@ener1.com).

Sincerely,

Bzinfin S.A.

By:	/s/ Patrick T. Bittel
Name: Patrick T. Bittel,
Title: Attorney-in-Fact

Ener1 Group, Inc.

By:	/s/ Anthony Castano
Name: Anthony Castano,
Title: Chief Financial Officer

ACKNOWLEDGED AND AGREED TO This 14th day of September 2011

Ener1, Inc.

By:	/s/ Charles Gassenheimer
Name: Charles Gassenheimer,
Title: Chief Executive Officer

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